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File No. 82-5227

December 25, 2003

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translations of the documents of which contents were announced by the Company.

- Notice of Business Cooperation with International Game Technology (dated December 24, 2003)
- Notice of Personnel Changes (dated December 24, 2003)

Yours truly,

Fusako Otsuka

FO/ah

Encl.

cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

dlw 1/20

(Translation)

File No. 82-5227
December 24, 2003

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Hideo Yoshizawa Executive Officer and Division Manager, Corporate Planning Division (TEL: 03-5950-3790)

Notice of Business Cooperation with International Game Technology

It is hereby notified that Sammy Corporation (the "Company"), at the meeting of its Board of Directors held on December 24, 2003, adopted a resolution for entering into negotiations for business cooperation with International Game Technology ("IGT"), the world's largest manufacturer of slot machines, as described below:

Description

1. Outline of the business cooperation:

- Manufacture of pachislot machines in Japan; and
- Exchange of technological information for the development of pachislot machines in Japan and products for casinos overseas and potentially in Japan.

2. Reason for the business cooperation:

IGT, through its Japanese subsidiary IGT-Japan K.K. (Taito-ku, Tokyo; President: Yoshiyuki Izumi; hereinafter "IGTJ"), now intends to make serious inroads into the pachislot machine market in Japan. Hence, the Company desires to cooperate with IGT in manufacturing pachislot machines of IGTJ and by exchanging technological information and sharing marketing information in and outside of Japan, aims to expand the business of both parties.

Furthermore, through the integration of the technologies of IGT, the world's largest manufacturer of slot machines, and the technologies of Sammy Group, which boasts the largest market share in pachislot machines in Japan, the Company aims to provide new entertainments for the overseas casino market and simultaneously intends to promote cooperation in the research and development of products for casinos in Japan in anticipation of the future lifting of the ban on casinos in Japan.

3. Outline of International Game Technology:

(1)	Name:	International Game Technology
(2)	Contents of business:	Development, manufacture and sale of slot machines for casinos
(3)	Establishment:	1980
(4)	Location:	9295 Prototype Drive Reno, Nevada 89511
(5)	Representative:	Thomas Matthews, President/CEO/COO
(6)	Employees:	5,300
(7)	Total Assets:	U.S.$4,185,231thousand (September 30, 2003)
(8)	Net sales:	U.S.$2,128,137 thousand (September 30, 2003)

4. Schedule:

December 24, 2003:	Resolution of the Board of Directors for entering into negotiations for business cooperation
Late in January 2004: (Expected)	Conclusion of an agreement on business cooperation

5. Future prospects:

(i) Forecast of consolidated operating results for the business year ending March 31, 2004:

The said business cooperation will have no effect on the consolidated operating results for the business year ending March 31, 2004.

(ii) Medium-term management plan on a consolidated basis for the business year ending March 31, 2004 and thereafter:

At present the Company will not make amendment to the medium-term management plan publicized in May 2003. However, the Company will closely investigate any possible effect of the said business cooperation on the medium-term management plan and include the effect, if any, in a business plan to be publicized hereafter.

- END -

(Translation)

File No. 82-5227
December 24, 2003

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Hideo Yoshizawa, Executive Officer and Division Manager, Corporate Planning Division (TEL: 03-5950-3790)

Notice of Personnel Changes

Notice is hereby given that in accordance with the resolution adopted at a meeting of the Board of Directors of Sammy Corporation (the "Company") held on December 24, 2003, personnel changes will be implemented, as described below:

Description

Personnel Changes

As of January 1, 2004

New Title	Name	Former Title
Division Manager, N.E.W.S. R&D Division, R&D Control Office	Rikiya Nakagawa	
General Manager, Audit Office	Eiki Matsuzawa	General Manager, Legal & Compliance Department, Administration Division
General Manager, Legal & Compliance Department, Administration Division	Yukito Sakaue	General Manager, Audit Office
General Manager, Osaka Branch, Marketing Control Department, SP Sales Division	Toshihiro Saita	General Manager, Hiroshima Branch, Marketing Control Department, SP Sales Division
General Manager, Hiroshima Branch, Marketing Control Department, SP Sales Division	Takashi Ohga	General Manager, Sales Control Department, SP Sales Division
General Manager, Sales Control Department, SP Sales Division	Shozo Murakami	General Manager, SP Sales Division

- END -